

05041034

VF

APR 7 2005

3-30

S[illegible] [illegible]MISSION

Washington, D.C. [illegible]9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 AND ENDING DECEMBER 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PULSE TRADING INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 LIBERTY SQUARE
(No. and Street)

BOSTON MASSACHUSETTS 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. J. MARK ENRIQUEZ (617) 316-5610
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARLIN, CHARRON & ROSEN, LLP
(Name – *if individual, state last, first, middle name*)

60 STATE STREET, SUITE 3800 BOSTON MASSACHUSETTS 02109
(Address) (City) (State) (Zip Code)

PROCESSED
APR 11 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 29 2005

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. MARK ENRIQUEZ ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PULSE TRADING, INC.______________________________, as of DECEMBER 31, ____________________, 2004_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Partner
Title

____
Notary Public

[signature]
My commission expires 5 Aug 05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PULSE TRADING, INC.

Table of Contents



CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors

60 State Street | Boston, MA 02109 | 617.371.2500 | 617.371.2525 fax | www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Pulse Trading, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Pulse Trading, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlin Charron & Rosen LLP

Boston, Massachusetts
March 19, 2005

PULSE TRADING, INC.

Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 3,334,957
Deposits with clearing organizations	199,141
Receivable from clearing organizations	363,672
Receivable from non-customers:	
Note receivable from employee	50,000
Refundable income taxes	84,656
Marketable securities owned, at market value	597,040
Property and equipment, net	208,372
Other assets	
Deferred tax asset	378,000
Prepaid expenses	52,852
Deposits	106,758
	$ 5,375,448

Liabilities and Stockholders' Equity

Liabilities	
Payable to clearing organizations	$ 405,057
Accounts payable	471,221
Accrued expenses and other liabilities	755,667
	1,631,945
Commitments and contingent liabilities	
Stockholders' equity	
Common stock, $0.01 par value; 200,000 shares authorized, 14,200 shares issued and outstanding	142
Additional paid-in capital	662,957
Retained earnings	3,240,404
	3,903,503
Less 1,600 shares of treasury stock, at cost	160,000
	3,743,503
Total liabilities and stockholders' equity	**$ 5,375,448**

See notes to financial statements

PULSE TRADING, INC.

Statement of Income
For the Year Ended December 31, 2004

Revenues	
Commissions	$ 22,685,041
Net investment loss	(2,118)
Interest	46,313
	22,729,236
Expenses	
Employee compensation and benefits	9,414,310
Floor brokerage, exchange, and clearance	6,067,868
Communications and data processing	608,914
Occupancy	393,805
Taxes, other than income taxes	375,969
Other	4,441,628
	21,302,494
Income before income taxes	1,426,742
Provision for income taxes	730,000
Net income	**$ 696,742**

See notes to financial statements

PULSE TRADING, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2004, as previously reported	$ 142	$ 662,957	$ 2,912,605	$ (160,000)	$ 3,415,704
Prior period adjustment, net of income taxes of $119,000	-	-	(179,943)	-	(179,943)
Balance at January 1, 2004, as restated	142	662,957	2,732,662	(160,000)	3,235,761
Net income	-	-	696,742	-	696,742
Dividends paid	-	-	(189,000)	-	(189,000)
Balance at December 31, 2004	$ 142	$ 662,957	$ 3,240,404	$ (160,000)	$ 3,743,503

See notes to financial statements

PULSE TRADING, INC.

Statements of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 696,742
Adjustments to reconcile net income to net cash provided by operating activities:	
Prior period adjustment	(179,943)
Depreciation and amortization	132,691
Deferred income taxes	(306,000)
Net investment loss	2,118
Loss on disposal of property and equipment	64,729
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivable from clearing organizations	(230,422)
Refundable income taxes	(84,656)
Prepaid expenses	4,216
Deposits	2,000
Increase (decrease) in:	
Payable to clearing organizations	405,057
Accounts payable	210,066
Accrued expenses and other liabilities	513,638
Income taxes payable	(385,344)
Net cash provided by operating activities	**844,892**
Cash flows from investing activities	
Loan made to employee	(50,000)
Purchase of marketable securities	(597,040)
Proceeds from sale of not readily marketable securities	37,000
Acquisition of property and equipment	(86,090)
Net cash used for investing activities	**(696,130)**
Cash flows from financing activities	
Dividends paid	**(189,000)**
Decrease in cash and cash equivalents	(40,238)
Cash and cash equivalents - beginning	3,375,195
Cash and cash equivalents - ending	**$3,334,957**

See notes to financial statements

1. Nature of Operations

Pulse Trading, Inc. (the Company) was formed in Massachusetts on January 15, 2000. It serves as an institutional broker-dealer to buy and sell equities, debt, and financial instruments. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with a maturity when purchased of 90 days or less to be cash equivalents. At December 31, 2004, the Company has no cash equivalents. Approximately $63,000 of cash and cash equivalents has been assigned as security for a letter of credit and is restricted from use until the letter of credit matures in July 2005.

Securities Transactions

The Company records securities transactions and recognizes related revenues on a trade date basis. Expenses are recorded on an accrual basis.

Deposits with Clearing Organizations

The balance represents required deposits with clearing organizations.

Receivable From/Payable to Clearing Organizations

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Marketable Securities

The Company classifies its existing marketable equity securities as available-for-sale. These securities are stated at market value, with unrealized gains and losses reported as a component of stockholders' equity in accumulated other comprehensive income (loss). Securities held at December 31, 2004 represent U.S. Treasury notes whose acquisition cost approximates market value. Gains or losses on securities sold are based on the specific identification method.

Continued --

2. Summary of Significant Accounting Policies (Continued)

Property, Equipment, Depreciation and Amortization
Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method at rates sufficient to write off the cost of the applicable assets over their estimated useful lives.

Income Taxes
The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

Stock-Based Compensation
Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, requires the measurement of the fair value of stock options to be included in the statement of income or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for equity-based compensation for employees under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and elect the disclosure-only alternative under SFAS No. 123.

Supplemental Cash Flows Disclosures
Cash paid for interest during the year and interest expense for the year totaled $2,622. Cash paid for income taxes during the year totaled $1,387,000.

3. Net Capital Requirements

As a broker-dealer, the Company is subject to the Security and Exchange Commission's (SEC) regulations and operating guidelines that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to the net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under SEC Rule 15c3-1, was $2,600,694 at December 31, 2004, which exceeded required net capital of $108,796 by $2,491,898. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 0.63 to 1.

---

4. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with counter parties. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

The Company also has a concentration of credit represented by cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes that its exposure to financial loss is mitigated by the financial strength of its depository institutions.

5. Property and Equipment, Net

At December 31, the balance represents the following:

	Estimated Useful Life	
Office equipment	2 -3 years	$ 211,846
Furniture and fixtures	2 - 7 years	88,955
Software	2 years	8,990
		309,791
Less - accumulated depreciation and amortization		101,419
Net		$ 208,372

Depreciation and amortization expense on property and equipment totaled $132,691 for the year.

6. Income Taxes

The net deferred tax asset in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax assets	$ 422,000
Deferred tax liabilities	(44,000)
Net deferred tax asset	$ 378,000

Continued --

6. Income Taxes (Continued)

The tax effects of principal temporary differences are shown in the following table:

Cumulative cash basis earnings in excess of accrual basis earnings	$ 404,000
Unrealized loss on investments	18,000
Accelerated tax depreciation	(44,000)
	$ 378,000

The components of income tax expense related to continuing operations are as follows:

Federal:	
Current	$ 715,000
Deferred	(142,000)
	573,000
State and local:	
Current	202,000
Deferred	(45,000)
	157,000
Income tax expense	$ 730,000

The Company's income tax expense differed from the statutory federal rate of 34% as follows:

Statutory rate applied to income before income taxes	$ 485,000
Increase in income taxes resulting from:	
State income taxes	128,000
Non-deductible expense	47,000
Other	70,000
	$ 730,000

7. Profit Sharing Plan

The Company has a qualified defined contribution plan that covers substantially all full-time employees meeting certain eligibility requirements. The Company makes a matching contribution of up to 4% of qualified gross wages. The Company may also make an annual discretionary profit sharing contribution to the plan. Company contributions to the plan totaled $259,573 for the year ended December 31, 2004.

8. Commitments and Contingencies

The Company has various non-cancelable operating leases on facilities with monthly payments of approximately $34,000 per month, including related service charges, as applicable. These leases expire from January 2005 through April 2007.

The future minimum lease payments required under these leases are as follows:

Year ending December 31,	
2005	$ 244,071
2006	115,080
2007	38,360
	$ 397,511

Rent expense for the year totaled $343,049.

9. Stock Option Plan

The Company adopted the 2002 Equity Incentive Option Plan which provides for the issuance of incentive stock options and non-statutory stock options to eligible employees and non-employees. No stock option activity occurred during the year, and there were no options outstanding at December 31, 2004. Options available for granting as of December 31, 2004 totaled 1,500.

10. Prior Period Adjustment

Retained earnings at the beginning of 2004 have been adjusted to correct errors made in 2003 relating to the understatement of amounts owed to clearing organizations and certain other accrued liabilities. Had these errors not been made, net income for 2003 would have been decreased by $179,943, net of income tax of $119,000.

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers pursuant to Rule 15c3-1
As of December 31, 2004

Total stockholders' equity qualified for net capital	$ 3,743,503
Deductions and/or changes:	
Nonallowable assets:	
Restricted cash	63,030
Deposits with clearing organizations	199,141
Note receivable from employee	50,000
Refundable income taxes	84,656
Property and equipment, net	208,372
Deferred tax asset	378,000
Prepaid expenses	52,852
Deposits	106,758
	1,142,809
Net capital	$ 2,600,694
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition:	
Payable to broker-dealers and clearing organizations	$ 405,057
Accounts payable	471,221
Accrued expenses and other current liabilities	755,667
Total aggregate indebtedness	$ 1,631,945
Computation of basic net capital requirement:	
Minimum net capital required	$ 108,796
Excess net capital	$ 2,491,898
Excess net capital at 1,000 percent	$ 2,437,500
Ratio of Aggregate indebtedness to net capital	0.63 to 1

Continued --

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers pursuant
to Rule 15c3-1 (Continued)
As of December 31, 2004

Reconciliation with Company's computation of net capital
(included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,521,931
Note receivable from employee erroneously reported as allowable	(50,000)
Audit adjustment to receivables from / payables to clearing organizations	47,246
Audit adjustment to marketable securities owned, at market value	100,437
Audit adjustment to accrued trade execution expenses	(299,104)
Audit adjustment to other accrued expenses	(116,452)
Income tax adjustment	385,344
Other items (net)	11,292
Net capital per above	$ 2,600,694

PULSE TRADING, INC.

Schedule II: Computation of Determination of Reserve
Requirement pursuant to Rule 15c3-3
As of December 31, 2004

Pulse Trading, Inc. is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).



CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors

60 State Street | Boston, MA 02109 | 617.371.2500 | 617.371.2525 fax | www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Pulse Trading, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and its operation that we consider to be material weaknesses as defined above:

1. We noted significant unexplained variances between the balance due to the clearing organization per the general ledger and the balance per the clearing organization year-end brokerage statement. Company procedures include the posting of monthly revenue activity from the clearing organization activity statements; however, the resulting general ledger balances for any related receivable or payable were not being reconciled to the clearing organization month-end brokerage statement. We recommend that such reconciliation be completed monthly.

2. We noted significant unrecorded liabilities as of year-end arising from trade execution costs. We recommend that the Company develop and implement procedures to insure that a proper cut-off for accrued trade execution costs occurs at each month end.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Pulse Trading, Inc. for the year ended December 31, 2004, and this report does not affect our report thereon dated March 19, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, except for the two matters described above, were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carlin, Charron & Rosen LLP

Boston, Massachusetts
March 19, 2005